Eagle Bulk Shipping Inc.
CODE OF ETHICS

(Adopted March 7, 2012)

The Board of Directors of Eagle Bulk Shipping Inc. together with its subsidiaries and each other entity controlled by it (collectively, the "Company") has adopted this Code of Ethics (the "Code"), which is applicable to all of the Company's employees, directors, and officers and certain of the Company's agents.

The Code is a statement of policies for individual and business conduct and does not, in any way, constitute an employment contract or assurance of continued employment.

I.              Conflicts of Interest

A conflict of interest occurs when a director's or employee's private interests interfere, or even appear to interfere, with the interests of the Company as a whole. While it is not possible to describe every situation in which a conflict of interest may arise, examples include situations where a person uses his position with the Company to obtain improper personal benefits, a director or employee owns a significant interest in a company that competes with the Company, a director or employee participates in a business arrangement with the Company without prior disclosure and approval, or an employee is simultaneously employed with a competitor, customer or supplier. Any employee who is aware of a conflict of interest, or is concerned that a conflict might develop, should discuss the matter with his supervisor, the Chief Financial Officer or the Chairman of the Audit Committee immediately.

You must not accept gifts or other benefits if your business judgment or decisions could be affected. You should never ask for gifts, entertainment or any other business courtesies from people doing business with the Company. Unsolicited gifts and business courtesies, including meals and entertainment, are permissible if they are customary and commonly accepted business courtesies, not excessive in value, and given and accepted without an express or implied understanding that you or the Company is in any way obligated by your acceptance of the gift. Gifts of cash or cash equivalents are strictly prohibited.

II.             Corporate Opportunities

Directors and employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise. Directors and employees may not take for themselves personally opportunities that are discovered through the use of corporate property, information or position without the prior approval of the Board.

III.           Confidentiality and Privacy

It is important that directors and employees protect the confidentiality of Company information. Directors and employees may have access to proprietary and confidential information concerning the Company's business, customers and suppliers. Confidential information includes such items as non-public information concerning the Company's business, financial results and prospects and potential corporate transactions. Directors and employees are required to keep such information confidential during service with the Company as well as thereafter, and not to use, disclose, or communicate that confidential information other than in the course of their work for the Company. The consequences to the Company and the director or employee concerned can be severe where there is unauthorized disclosure of any non-public, privileged or proprietary information.

To ensure the confidentiality of any personal information collected and to comply with applicable laws, any employee in possession of non-public, personal information about the Company's customers, potential customers, or employees, must maintain the highest degree of confidentiality and must not disclose any personal information unless authorization is obtained.

If you have any questions regarding restrictions on the disclosure of material nonpublic information you should contact the Company’s Chief Financial Officer, who will cause the Company’s management to confer with the outside legal counsel when necessary or appropriate.

IV.           Honest and Fair Dealing

We must endeavor to deal honestly, ethically and fairly with the Company's customers, suppliers, competitors and employees. We must never take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation (or omission) of material facts, or any other unfair-dealing practice. Honest conduct is considered to be conduct that is free from fraud or deception. Ethical conduct is considered to be conduct conforming to accepted professional standards of conduct.

We compete vigorously in our business activities, and these efforts must be conducted in accordance with all applicable antitrust and competition laws. We must not conspire or agree with any competitor to fix prices or divide the market for customers or territories, or take other actions that limit the independent judgment of competitors, customers, or suppliers.

V.             Protection and Proper Use of Company Assets

The Company's assets are to be used for legitimate business purposes and only by authorized employees or their designees. This applies to tangible assets (such as office equipment, telephone, copy machines, etc.) and intangible assets (such as trade secrets and confidential information). Incidental and occasional personal use of computers, copiers, email and telephones is permitted, but such use should be minimized, as this costs the Company in productive time and money. Employees have a responsibility to protect the Company's assets from theft and loss and to ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. If you become aware of theft, waste or misuse of the Company's assets you should report this to your manager.

VI.           Compliance with Laws, Rules and Regulations

It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each employee and director to adhere to the standards and restrictions imposed by those laws, rules and regulations, including, but not limited to, those relating to accounting and auditing matters.

Anyone who is unsure whether a situation violates any applicable law, rule, regulation or Company policy should contact his supervisor or the Chief Financial Officer. Management will confer with the Company's outside legal counsel when necessary or appropriate.

VII.         Securities Trading

Company policy, and federal law, prohibit directors, employees and their family members from trading securities while in possession of material, non-public information relating to the Company or any other company, including a customer or supplier. In addition, you are prohibited from providing material non-public information to persons outside of the Company, and must not suggest that any other person purchase or sell securities of the Company while you are in possession of material non-public information. This practice, which is known as “tipping”, constitutes a violation of federal law and may be subject to the same civil and criminal penalties that were to apply if you had engaged in insider trading directly, even if you did not receive any direct benefit from persons to whom you passed material non-public information.

Information is "material" when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities or the information could reasonably affect the price of securities. Information is considered to be "public" only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any doubt as to whether you possess material nonpublic information, you should contact a manager and refrain from trading. For more information about the Company's policy regarding insider trading, including the types of transactions that are covered and exceptions for trades pursuant to a pre-arranged trading policy, please see the Eagle Bulk Shipping Insider Trading Policy.

VIII.        Disclosure

The Company's disclosures in all reports and documents that it files with or submits to the U.S. Securities and Exchange Commission and in all other public communications must be full, fair, accurate, timely and understandable. You should take such action as is reasonably appropriate to (i) establish and comply with disclosure controls and procedures and accounting and financial controls; (ii) confirm that the Company's periodic reports comply with applicable law, rules and regulations; and (iii) ensure that information contained in the Company's periodic reports fairly presents in all material respects the financial condition and results of operations of the Company.

We must not knowingly (i) make, or permit or direct another to make, materially false or misleading entries in the Company's, or any of its subsidiary's, financial statements or records; (ii) fail to correct materially false and misleading financial statements or records; (iii) sign, or permit another to sign, a document containing materially false and misleading information; (iv) falsely respond, or fail to respond, to specific inquiries of the Company's independent auditor or outside legal counsel; or (v) circumvent the Company's established internal controls.

IX.           Discrimination and Harassment

The Company is an equal opportunity employer in hiring and promoting practices, benefits and wages. We will not tolerate discrimination against any person on the basis of race, religion, color, gender, age, marital status, national origin, sexual orientation, citizenship, veteran status or disability (where the applicant or employee is qualified to perform the essential functions of the job with or without reasonable accommodation), or any other basis prohibited by law in recruiting, hiring, placement, promotion or any other condition of employment.

Company policy strictly prohibits any form of harassment in the workplace, including sexual harassment. This policy applies to conduct that is made a condition of employment, is used as a basis for employment decisions, creates an intimidating, hostile or offensive working environment, or unreasonably interferes with an individual's work performance.

If you believe you have been subjected to harassment of any kind, you should promptly report the incident to your manager, the Chief Financial Officer or to the Chairman of the Audit Committee.

Complaints of harassment or discrimination will be investigated promptly and will be kept confidential to the extent reasonably possible. Employees who engage in acts of harassment and discrimination are subject to corrective action that may include termination of employment. The Company will not retaliate against anyone for making a good faith compliant or report of harassment or discrimination or participating in the investigation of the complaint or report.

X.            Safety in the Workplace

The safety and security of employees is of primary importance. You are responsible for obeying all Company safety rules, in particular with respect to your conduct on our vessels.

XI            Bribery of Government Officials

Company policy, the U.S. Foreign Corrupt Practices Act (the "FCPA"), and the laws of many other countries prohibit the Company and its officers, employees and agents from giving or offering to give money or anything of value to a foreign official, a foreign political party, a party official or a candidate for political office in order to influence official acts or decisions of that person or entity, to obtain or retain business, or to secure any improper advantage. A foreign official is an officer or employee of a government or any department, agency, or instrumentality thereof, or of certain international agencies, such as the World Bank or the United Nations, or any person acting in an official capacity on behalf of one of those entities. Officials of government-owned corporations are considered to be foreign officials.

Payments need not be in cash to be illegal. The FCPA prohibits giving or offering to give "anything of value." Over the years, many non-cash items have been the basis of bribery prosecutions, including travel expenses, golf outings, automobiles, and loans with favorable interest rates or repayment terms. Indirect payments made through agents, contractors, or other third parties are also prohibited. Employees may not avoid liability by "turning a blind eye" when circumstances indicate a potential violation of the FCPA.

The FCPA does allow for certain permissible payments to foreign officials. Specifically, the law permits "facilitating" payments, which are payments of small value to effect routine government actions such as obtaining permits, licenses, visas, mail, utilities hook-ups and the like. However, determining what a permissible "facilitating" payment is involves difficult legal judgments. Therefore, employees must obtain permission from the Chief Financial Officer before making any payment or gift thought to be exempt from the FCPA.

XII.          Loans

It is unlawful for the Company to make personal loans, directly or indirectly, including through any subsidiary, to an employee or director of the Company.

XIII.        Seeking Guidance

This Code cannot provide definitive answers to all questions. If you have questions regarding any of the policies discussed in this Code or if you are in doubt about the best course of action in a particular situation, you should seek guidance from the Company’s Chief Financial Officer.

XIV.        Procedures Regarding Waivers

Because of the importance of the matters involved in this Code, waivers will be granted only in limited circumstances and where such circumstances would support a waiver. Waivers of the Code may only be made by the Audit Committee and will be disclosed by the Company as required by law or regulation.

XV.          Internal Reporting

Employees shall take all appropriate action to make management aware of any known misconduct by fellow employees or other Company personnel that violates this Code. Employees shall report any known or suspected misconduct to their manager, the Chief Financial Officer, or the Chairman of the Audit Committee. In addition, the Company has established a Whistleblower Hotline for telephone or online reports at 1-866-373-6940 or at http://eagleships.silentwhistle.com, where reports can be submitted anonymously. The Company's website also includes a link to the Whistleblower Hotline. The Whistleblower Hotline is administered by a third-party service provider. The third-party service provider does not disclose any information to the Company about the identity of a person submitting a complaint unless the person chooses to provide identifying information. The Whistleblower Hotline is available for reporting concerns regarding questionable accounting, internal accounting controls, auditing matters, fraud, conflicts of interest, and insider trading. Any employee may also report concerns regarding these matters orally or in writing to the Chief Financial Officer or the Chairman of the Audit Committee. The Chief Financial Officer can be contacted by phone at 212-785-2500 or by email at akatzav@eagleships.com. The Chairman of the Audit Committee receives reports submitted to the Whistleblower Hotline. Employees who are crew members may also utilize the Whistleblower Hotline telephone number or website listed above. Contact information for this hotline is available on the vessels.

All reports will be promptly investigated and treated confidentially to the extent reasonably possible. The Company will not retaliate or allow retaliation for reports made in good faith.

XVI.       Third Party Rights

No provision of this Code is intended to create any right in favor of any third party, including any security holder or employee of the Company, in the event of a violation of this Code.

XVII.    Dissemination and Amendment

This Code shall be distributed to each new employee and director of the Company upon commencement of his or her employment or other relationship with the Company. The Company reserves the right to amend, alter or terminate this Code at any time for any reason.